Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Presents New Positive Data from Phase 2 Monotherapy Arm of Its Decide1 Trial in Advanced Ovarian Cancer and Continued Duration of Clinical Benefits to Patients with Progression Free Survival

Tumor regressions demonstrate potential for DPX-Survivac immunotherapy in hard-to-treat solid tumors

Data correlations of survivin specific T cell levels and durable clinical benefit continue to link novel mechanism of action of DPX-Survivac with anti-cancer activity

Dartmouth, Nova Scotia; June 1, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that investigators shared new positive data for its DeCidE1 (DPX-Survivac with low dose Cyclophosphamide and Epacadostat) clinical trial at the 2019 American Society for Clinical Oncology (ASCO) Annual Meeting.

These new data are from the ongoing Phase 1b/2 trial evaluating the safety and efficacy of IMV’s lead candidate DPX-Survivac and intermittent low-dose cyclophosphamide (CPA), with and without Incyte’s IDO1 enzyme inhibitor epacadostat, in patients with advanced recurrent ovarian cancer. New data from evaluable patients from the phase 2 monotherapy arm of the trial indicated the potential for DPX-Survivac to impact solid tumor growth in hard to treat ovarian cancer patients. Longer-term follow-up from the phase 1b portion of the trial continued to demonstrate that the levels of survivin-specific T cells in the blood of patients – a measure of DPX-Survivac’s novel mechanism of action (MOA) – correlated with durable clinical benefits.

Updated Clinical Data for DeCidE1

In a poster presentation, Janos L. Tanyi, M.D., Ph.D., Assistant Professor of Obstetrics and Gynecology at the Hospital of the University of Pennsylvania, provided an update on the clinical results from the first patients enrolled in the phase 2 monotherapy cohort. Researchers have enrolled 19 of 28 participants to date:

  Of seven patients evaluable at data cut-off in the monotherapy arm, five showed signs of treatment benefits, including reduction of target lesions in two patients, while two patients progressed.

  Within the group of four patients with low tumor burden – a potential predictor of response – three showed stable diseases including two reductions in tumor burden continuing the positive trend seen in earlier results.

  All subjects evaluable for T cell responses (five of five) showed survivin specific T cell activation in the blood, four of five showed a robust response. IHC analysis for tumor infiltration is ongoing

  Treatments have been well tolerated.

“We believe that immunotherapy can and should be an integral part of treatment options for hard-to-treat cancers, including solid tumor indications like ovarian cancer in which patients continue to maintain an urgent need for better outcomes,” said Frederic Ors, Chief Executive Officer, IMV Inc. “We continue to accumulate evidence of DPX-Survivac’s clinical activity in these patients and are encouraged by the multiple tumor shrinkages and long-lasting responses we have seen to date.”

The data also highlighted long-lasting responders from the phase 1b portion of the study with key takeaways as follows:

  Prolonged duration of clinical benefits reaching up to more than two years, surpassing the progression-free survival to previous treatments, including platinum-based chemotherapy.

  Long-lasting clinical benefits and high levels of survivin specific T cells are associated with long-term treatment;

    One subject has received DPX-Survivac for more than 21 months so far. This finding is the longest duration of treatment for DPX-Survivac on record to date.

    It is supportive of DPX Survivac’s ability to maintain high levels of survivin-specific T cells in the blood over a prolonged period of time.

About the DeCidE1 Phase 1b/2 Trial

The DeCidE1 study is an open label, uncontrolled phase 1b/2 trial to assess the safety and efficacy of DPX-Survivac and cyclophosphamide with and without epacadostat in individuals with advanced, platinum-sensitive and resistant ovarian cancer. IMV completed enrollment of 53 subjects in the phase 1b cohort in December 2018. Following positive top line data, IMV amended the phase 2 protocol to stop enrollment in the combination arm with epacadostat and evaluate DPX-Survivac monotherapy with CPA in patients with lower tumor burden. As of the May 27, 2019 data cut-off date, 12 subjects have been enrolled in the phase 2 randomized portion of the trial and 7 subjects have been enrolled so far in the monotherapy population with lower baseline tumour burden.

The amended phase 2 cohort of the DECIDE1 trial is targeting enrollment of at least 16 subjects in the population with a lower baseline tumor burden. Enrollment is ongoing at multiple sites in the U.S. and Canada.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV Inc:

Media:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163
E: andreacohen@sambrown.com

Investor Relations:

Marc Jasmin,  IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext :1042
M: (514) 617-9481
E: mjasmin@imv-inc.com